UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

500.com Limited

(Name of Issuer)

Ordinary Shares, par value of $0.00005 per share

(Title of Class of Securities)

33829R100

(CUSIP Number)

January 13, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons Man San Law
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 92,241,799
		6	Shared Voting Power 10,265,018
		7	Sole Dispositive Power 92,241,799
		8	Shared Dispositive Power 10,265,018
9	Aggregate Amount Beneficially Owned by Each Reporting Person 102,506,817
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 19.9%. *The voting power of the shares beneficially owned represent 19.9% of the total outstanding voting power.
12	Type of Reporting Person IN

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of the date of this Schedule 13G on a pro forma basis, reflecting the pro forma effect of the issuance of (i) 85,572,963 Class A ordinary shares of the Issuer to Good Luck Information Technology Co., Limited (“Good Luck Information”) pursuant to a share purchase agreement entered into between Good Luck Information and the Issuer dated December 21, 2020 (the “Share Purchase Agreement”), and (ii) 660,000 Class A ordinary shares of the Issuer to Man San Law upon the exercise of options and RSUs within 60 days of the date of this Schedule 13G granted to Mr. Law under the 2011 Share Incentive Plan of the Issuer. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	Names of Reporting Persons Delite Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 6,008,836
		6	Shared Voting Power 0
		7	Sole Dispositive Power 6,008,836
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,008,836
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.4%* The voting power of the shares beneficially owned represent 1.4% of the total outstanding voting power.
12	Type of Reporting Person CO

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of the date of this Schedule 13G. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	Names of Reporting Persons Good Luck Information Technology Co., Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 85,572,963
		6	Shared Voting Power 0
		7	Sole Dispositive Power 85,572,963
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 85,572,963
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 16.6%. *The voting power of the shares beneficially owned represent 16.6% of the total outstanding voting power.
12	Type of Reporting Person CO

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of the date of this Schedule 13G on a pro forma basis, reflecting the pro forma effect of the issuance of 85,572,963 Class A ordinary shares of the Issuer to Good Luck Information pursuant to the Share Purchase Agreement. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	Names of Reporting Persons Good Luck Capital Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 85,572,963
		6	Shared Voting Power 0
		7	Sole Dispositive Power 85,572,963
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 85,572,963
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 16.6%. *The voting power of the shares beneficially owned represent 16.6% of the total outstanding voting power.
12	Type of Reporting Person CO

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of the date of this Schedule 13G on a pro forma basis, reflecting the pro forma effect of the issuance of 85,572,963 Class A ordinary shares of the Issuer to Good Luck Information pursuant to the Share Purchase Agreement. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

Item 1(a).	Name of Issuer: 500.com Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 12F, West Side, Block B, Building No. 7 Shenzhen Bay Eco-Technology Park Nanshan District, Shenzhen 518115 The People’s Republic of China
Item 2(a).	Name of Person Filing: (i) Man San Law, (ii) Delite Limited and (iii) Good Luck Information Technology Co., Limited (iv) Good Luck Capital Limited (collectively, the “Reporting Persons”).
Item 2(b).

Address of Principal Business Office, or, if none, Residence:

Man San Law

Units 813 & 815, Level 8, Core F

Cyberport 3, 100 Cyberport Road

Hong Kong

Delite Limited

P.O. Box 3321, Road Town, Tortola

British Virgin Islands

Good Luck Information Technology Co., Limited

1903, 19/F, Lee Garden One

33 Hysan Avenue

Causeway Bay

Hong Kong

Good Luck Capital Limited

Trinity Chambers, P.O. Box 4301, Road Town, Tortola

British Virgin Islands

Item 2(c).

Citizenship:

Man San Law – Hong Kong Special Administrative Region, People’s Republic of China

Delite Limited – British Virgin Islands

Good Luck Information Technology Co., Limited – Hong Kong Special Administrative Region, People’s Republic of China

Good Luck Capital Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities: Ordinary Shares, par value of $0.00005 per share, of the Issuer.
Item 2(e).	CUSIP No.: 33829R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable.

Item 4.	Ownership
The following information with respect to the ownership of the Ordinary Shares of the Issuer (the “Shares”) by each of the Reporting Persons is provided as of the date of this Schedule 13G:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Man San Law	102,506,817	19.9%	92,241,799	10,265,018	92,241,799	10,265,018
Delite Limited	6,008,836	1.4%	6,008,836	0	6,008,836	0
Good Luck Information Technology Co., Limited	85,572,963	16.6%	85,572,963	0	85,572,963	0
Good Luck Capital Limited	85,572,963	16.6%	85,572,963	0	85,572,963	0

Mr. Man San Law beneficially owns 102,506,817 ordinary shares of the Issuer beneficially owned by comprise (i) (a) 6 Class B ordinary shares, and (b) 600,883 ADSs which represent 6,008,830 Class A ordinary shares owned by Delite Limited as described below, (ii) (a) 8 Class B ordinary shares, and (b) 1,026,501 ADSs which represent 10,265,010 Class A ordinary shares owned by Smart Mega Holdings Limited as described below and (iii) 85,572,963 Class A ordinary shares to be issued to Good Luck Information Technology Co., Ltd. pursuant to a share purchase agreement entered into between Good Luck Information Technology Co., Ltd. and the Issuer dated December 21, 2020 (the “Share Purchase Agreement”), as well as (iv) 660,000 Class A ordinary shares issuable upon the exercise of options and RSUs within 60 days of the date of this Schedule 13G granted to Mr. Law under the 2011 Share Incentive Plan of the Issuer.

Delite Limited, a British Virgin Islands company, directly holds 6 Class B ordinary shares and owns 600,883 ADSs which represent 6,008,830 Class A ordinary shares. Delite Limited is 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite Limited and its assets, and is the sole director of Delite Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Law may be deemed to beneficially own all of the ordinary shares of the Issuer heled by Delite Limited.

Smart Mega Holdings Limited, a British Virgin Islands company, directly holds 8 Class B ordinary shares and owns 1,026,501 ADSs which represent 10,265,010 Class A ordinary shares. Smart Mega Holdings Limited is 100% owned by Vibrant Jade Limited on behalf of The Vibrant Jade Trust, with Credit Suisse Trust Limited as the trustee, Ms. Ping Yuan as the settlor, Mr. Man San Law as the protector, and Ms. Yuan, Mr. Law and Ms. Yuhan Law as beneficiaries. Mr. Law indirectly holds all voting and investment powers of Smart Mega Holdings Limited and its assets, and Ms. Yuan is the sole director of Smart Mega Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Law and Ms. Yuan may be deemed to beneficially own all of the ordinary shares of the Issuer held by Smart Mega Holdings Limited.

Good Luck Information Technology Co., Limited, a Hong Kong company, beneficially owns 85,572,963 Class A ordinary shares of the Issuer pursuant to the Share Purchase Agreement. Good Luck Information Technology Co., Limited is 100% owned by Good Luck Capital Limited, a British Virgin Islands company. Mr. Man San Law is the sole shareholder and director of Good Luck Capital Limited. Mr. Law indirectly holds all voting and investment powers of Good Luck Information Technology Co., Limited and its assets, and is the sole director of Good Luck Information Technology Co., Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Law and Good Luck Capital Limited may be deemed to beneficially own all of the ordinary shares of the Issuer beneficially owned by Good Luck Information Technology Co., Limited.

Mr. Law and Ms. Yuan are husband and wife, and as such, each of them may be deemed to beneficially own ordinary shares of the Issuer held by the other person pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

The percentage of class of securities beneficially owned by Man San Law as of the date of this Schedule 13G is based on 516,247,854 outstanding ordinary shares as a single class on a pro forma basis, being the sum of 430,014,792 Class A ordinary shares and 99 Class B ordinary shares outstanding as of the date of this filing assuming conversion of all Class B ordinary shares into Class A ordinary shares, and reflecting the pro forma effect of the issuance of (i) 85,572,963 Class A ordinary shares of the Issuer to Good Luck Information pursuant to the Share Purchase Agreement and (ii) 660,000 Class A ordinary shares of the Issuer to Man San Law upon the exercise of options and RSUs within 60 days of the date of this Schedule 13G granted to Mr. Law under the 2011 Share Incentive Plan of the Issuer.

The percentage of class of securities beneficially owned by Delite Limited as of the date of this Schedule 13G is based on 430,014,891 outstanding ordinary shares as a single class, being the sum of 430,014,792 Class A ordinary shares and 99 Class B ordinary shares outstanding as of the date of this filing assuming conversion of all Class B ordinary shares into Class A ordinary shares.

The percentage of class of securities beneficially owned by Good Luck Capital Limited and Good Luck Information Technology Co, Limited. as of the date of this Schedule 13G is based on 515,587,854 outstanding ordinary shares as a single class on a pro forma basis, being the sum of 430,014,792 Class A ordinary shares and 99 Class B ordinary shares outstanding as of the date of this filing assuming conversion of all Class B ordinary shares into Class A ordinary shares, and reflecting the pro forma effect of the issuance of 85,572,963 Class A ordinary shares of the Issuer to Good Luck Information Technology Co, Limited pursuant to the Share Purchase Agreement.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2021

Man San Law	By:	/s/ Man San Law
	Name:	Man San Law

Delite Limited
	By:	/s/ Man San Law
	Name:	Man San Law
	Title:	Director

Good Luck Information Technology Co., Limited	By:	/s/ Man San Law
	Name:	Man San Law
	Title:	Director

Good Luck Capital Limited	By:	/s/ Man San Law
	Name:	Man San Law
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement